Exhibit 23.1

Board of Directors and Shareholders of

Reitar Logtech Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated January 24, 2024, except for Notes 1, 23, 25 and 26, as to which the date is April 22, 2024 in Amendment No. 1 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-278295) with respect to the consolidated balance sheets of Reitar Logtech Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2022 and 2023, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the thee-year period ended March 31, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
April 22, 2024	Certified Public Accountants
PCAOB ID No. 1171